Core Scientific, Inc.

210 Barton Springs Road, Suite 300

Austin, Texas 78704

VIA EDGAR

January 17, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lulu Cheng

Re:	Core Scientific, Inc. and Co-Applicants

Application for Qualification of Indenture Under the Trust Indenture Act of 1939 on Form T-3

File No.: 022-29109

Ladies and Gentlemen:

We refer to the Application for Qualification of Indenture Under the Trust Indenture Act of 1939 on Form T-3 (File No. 022-29109) (as amended, the “Form T-3”) of Core Scientific, Inc. (the “Company”) and the guarantors named therein (the “Guarantors” and, together with the Company, the “Applicants”), initially filed on November 17, 2023 with the Securities and Exchange Commission (the “Commission”), in connection with the qualification under the Trust Indenture Act of 1939, as amended (the “Act”), of (i) the indenture governing the 10.00%/12.00% Cash/Cash-and-Payment in Stock Convertible Secured Notes due 2029 to be issued by the Company and guaranteed by the Guarantors and (ii) the indenture governing the 12.50% Secured Notes due 2028 to be issued by the Company and guaranteed by the Guarantors. On January 17, 2024, the Company filed Amendment No. 1 to the above referenced Form T-3.

In accordance with Section 307(c) of the Act, the Applicants hereby respectfully request the acceleration of the effectiveness of the above referenced Form T-3 so that it may become effective at or prior to 8:00 AM (Eastern time) on January 23, 2024 or as soon as reasonably practicable thereafter.

If you have any questions regarding the foregoing, please contact Merritt S. Johnson of Weil, Gotshal & Manges LLP at (212) 310 8280.

Very truly yours, CORE SCIENTIFIC, INC.

By:	/s/ Todd M. DuChene
Name:	Todd M. DuChene
Title:	Chief Legal Officer, Chief Administrative Officer and Secretary

AMERICAN PROPERTY ACQUISITION, LLC By: Core Scientific Operating Company, its sole member

By:	/s/ Todd M. DuChene
Name:	Todd M. DuChene
Title:	Director, Executive Vice President, General Counsel, Chief Compliance Officer and Secretary

AMERICAN PROPERTY ACQUISITIONS I, LLC By: American Property Acquisition, LLC, its sole member By: Core Scientific Operating Company, its sole member

By:	/s/ Todd M. DuChene
Name:	Todd M. DuChene
Title:	Director, Executive Vice President, General Counsel, Chief Compliance Officer and Secretary

AMERICAN PROPERTY ACQUISITIONS VII, LLC By: American Property Acquisition, LLC, its sole member By: Core Scientific Operating Company, its sole member

By:	/s/ Todd M. DuChene
Name:	Todd M. DuChene
Title:	Director, Executive Vice President, General Counsel, Chief Compliance Officer and Secretary

CORE SCIENTIFIC SPECIALTY MINING (OKLAHOMA) LLC By: Core Scientific Operating Company, its sole member

By:	/s/ Todd M. DuChene
Name:	Todd M. DuChene
Title:	Director, Executive Vice President, General Counsel, Chief Compliance Officer and Secretary